

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2018

James Barnes
Chief Financial Officer
Wrap Technologies, Inc.
4620 Arville Street, Suite E
Las Vegas, Nevada 89103

      **Re: Wrap Technologies, Inc.**
          **Registration Statement on Form S-1**
          **Filed November 28, 2018**
          **File No. 333-228579**

Dear Mr. Barnes:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kate McHale at (202) 551-3464 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing and
               Construction